December 20, 2007

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-7010

Re: PrimeEnergy Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed April 2, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2007

Filed November 14, 2007

Response Letters Dated October 25, 2007 and November 12, 2007

File No. 000-07406

Dear Mr. Hiller:

In response to your letter dated November 19, 2007 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address each of your comments. Each of your comments has been listed below and our response follows in italics.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations F-5

  We note your response to prior comment 1, including revisions proposed for your statements of operations to reflect gains on sale and exchange of assets income from operations, and for the related disclosure in your MD&A. Please further revise your disclosure to explain how you computed the $20 million gain, with reference to the book value of the properties conveyed to the partnership, and your valuation of the general partner interest you obtained; your methodology and rationale should be clear.

  Response: See Exhibit A for further revision of this disclosure.

  Consolidated Statements of Cash Flows, page F-7

  We understand from your response to prior comment 2, regarding the $1.3 million expense recorded by your subsidiary as stock based compensation, that because the subsidiary rather than you issued the shares, you do not believe that SFAS 123R applies. Since the LLC is a subsidiary that you consolidate, it would be regarded as a public entity for purposes of applying SFAS 123R, based on the definition set forth in Appendix E. The disclosures pertinent to the subsidiary would need to be reflected in your financial statements as the consolidating entity. We reissue prior Comment 2.

  Response: See Exhibit B for disclosures.

  Note 1. Description of Operations and Significant Accounting Policies, page F-8

  General and Administrative Expenses, page F-10

  We note your response to prior comment 3, providing the amounts reimbursed by certain partnerships you sponsor for each income statement period presented and clarifying that you report these reimbursements as reduction to your general and administrative expenses. Please add this disclosure to your amendment.

Response: See Exhibit C for this disclosure.

Closing Comments

In connection to responding to these comments we will include the information presented on the exhibits in our prospective filings.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer

Exhibit A

Response to Comment 1

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

2006 as compared to 2005

Gain on sale and exchange of assets decreased to $3,017,000 in 2006 from $20,334,000 in 2005. This decrease reflects the non-recurring gain recognized during 2005 related to the following transaction. In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company's 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

To record this transaction, the Company applied the guidance of EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value. In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange), therefore, the transaction was treated as a monetary transaction with the assets recorded at fair value. The Company recorded proceeds of $61.2 million consisting of cash of $43.2 million and the fair market value of the General Partner interest of $18.0 million. The related properties had a book value of $42.5 million resulting in the recognition of an $18.7 million gain.

Exhibit A

Response to Comment 1

(continued)

Results of Operations:

2005 as compared to 2004

Gain on sale and exchange of assets increased to $20,334,000 in 2005 from $75,000 in 2004. This increase reflects the gain recognized during 2005 related to the following transaction. In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company's 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

To record this transaction, the Company applied the guidance of EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value. In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange), therefore, the transaction was treated as a monetary transaction with the assets recorded at fair value. The Company recorded proceeds of $61.2 million consisting of cash of $43.2 million and the fair market value of the General Partner interest of $18.0 million. The related properties had a book value of $42.5 million resulting in the recognition of an $18.7 million gain.

Exhibit A

Response to Comment 1

(continued)

PrimeEnergy Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Significant Acquisitions and Dispositions:

In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company;s 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

To record this transaction, the Company applied the guidance of EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value. In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange), therefore, the transaction was treated as a monetary transaction with the assets recorded at fair value. The Company recorded proceeds of $61.2 million consisting of cash of $43.2 million and the fair market value of the General Partner interest of $18.0 million. The related properties had a book value of $42.5 million resulting in the recognition of an $18.7 million gain.

Exhibit B

Response to Comment 2

PrimeEnergy Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Stock Compensation

In January 2006, Prime Offshore, L.L.C (the LLC), a subsidiary of the Registrant, entered into a Grant of Shares Agreement with two key employees of the LLC. The grant of these shares constituted a reevaluation event under the Limited Liability Company Agreement. The Grant Agreement set forth the carrying value of the assets of the LLC, representing the agreed to estimate of the fair market value of the properties and other assets and liabilities of the LLC, as of the date of the agreement. Each employee was granted 430,280 shares of the LLC having a fair market value of $1.53 per share. There are no requisite service periods or vesting periods relating to the grants, therefore, the aggregate compensation cost of $1,313,000 was charged to expense in the Consolidated Statement of Operations and reported as an adjustment to net cash provided by operating activities on the Consolidated Statement of Cash Flows.

Exhibit C

Response to Comment 3

PrimeEnergy Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Description of Operations and Significant Accounting Policies

General and Administrative Expenses:

General and administrative expenses represent cost and expenses associated with the operation of the Company. Certain of the Partnerships sponsored by the Company reimburse general and administrative expenses incurred on their behalf. The Company reports these reimbursements as a reduction to general and administrative expenses. Amounts reimbursed were $1,450,000, $1,040,000 and $1,037,000 in 2004, 2005 and 2006 respectively.